L'ORÉAL

L'OREAL
International Financial Information Department


05009723

12th July, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release: First-half sales

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Clichy, Tuesday July 12th 2005 – 7.45 a.m.

L'ORÉAL

1st HALF 2005 SALES:
SIGNIFICANT INCREASE IN 2nd QUARTER GROWTH
STRONG GROWTH CONTINUES IN NORTH AMERICA AND IN NEW MARKETS
WESTERN EUROPE RETURNS TO GROWTH
POSITIVE IMPACT OF EXCHANGE RATE TURNAROUND

The sales of the L'Oréal group, at June 30th 2005, amounted to 7.163 billion euros.

Growth based on reported figures, which amounted to +1.6% in the first quarter, reached +5.4% in the second quarter, giving a first half growth rate of +3.5%.

Like-for-like, i.e. based on a comparable structure and identical exchange rates, the growth in the group's sales, which was +3.1% in the first quarter, increased sharply in the second quarter to +5.1%, giving a growth rate of +4.1% for the first half of 2005.

Currency fluctuations, which had a negative impact of -1.6% in the first quarter, had a positive impact of +0.2% in the second quarter. For the first half of 2005, their negative impact was therefore only -0.7%.

The net impact of changes in consolidation amounted to +0.1%.

Commenting on the figures, Sir Lindsay Owen-Jones, Chairman and Chief Executive Officer of L'Oréal, said: "We have seen a significant increase in activity across all our businesses in the second quarter. Western Europe returned to sales growth. Strong growth continues in North America and the Rest of the World. In view of our intensive programmes of promotional activities and new product launches, sales growth should continue to accelerate for the rest of the year. Furthermore, if the present strengthening of the main currencies against the euro is maintained, exchange rates should have a slightly positive impact on 2005 sales figures. All of these factors reinforce our hope of seeing a significant improvement in our results. "

Cosmetics sales growth by operational division and geographic zone

	1st Half 2005			2nd Quarter 2005	
	€M	Growth		Growth	
		Like-for-like IFRS	Reported IFRS	Like-for-like IFRS	Reported IFRS
By operational division					
Professional Products	1,023	+4.3%	+3.3%	+5.1%	+5.0%
Consumer Products	3,768	+4.1%	+3.7%	+4.7%	+5.2%
Luxury Products	1,632	+1.4%	+0.3%	+3.2%	+3.0%
Active Cosmetics	560	+13.1%	+13.8%	+16.1%	+17.2%
Cosmetics total	**7,027**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**
By geographic zone					
Western Europe	3,534	-1.0%	-1.1%	+1.1%	+1.0%
North America	1,794	+7.2%	+3.8%	+6.6%	+4.8%
Rest of the World, of which:	1,699	+12.6%	+14.1%	+12.6%	+16.3%
- Asia	668	+9.0%	+8.7%	+6.5%	+7.8%
- Latin America	375	+8.3%	+12.2%	+10.9%	+19.6%
- Eastern Europe	325	+26.1%	+31.0%	+30.9%	+35.5%
- Other countries	332	+13.3%	+13.2%	+11.6%	+14.1%
Cosmetics total	**7,027**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**
Dermatology(1)	136	+5.6%	+3.8%	+6.5%	+5.7%
Group total	**7,163**	**+4.1%**	**+3.5%**	**+5.1%**	**+5.4%**

(1) *Group share, i.e. 50 %*

Sales trends by division were as follows:

The sales of the **Professional Products Division** increased by +4.3% like-for-like. The success of the division's product launches has been confirmed, particularly *Kérastase Réflexion*, *Platinium* lightening paste from *L'Oréal Professionnel* and the *Redken for Men* range. The international roll-out of *Matrix* continued with the brand's launch in Brazil.

Sales of **Consumer Products** grew by +4.1% like-for-like, thanks to a better performance in the second quarter, particularly in Western Europe.
Sales trends were particularly good for the facial skincare, bodycare and sun protection lines of *L'Oréal Paris*, the *Ultralift* skincare line from Garnier and the successful *L'Oréal Men Expert* line. In the make-up segment, *True Match* foundations from *L'Oréal Paris* and *Dream Matte Mousse* from *Maybelline New York* once again proved successful.

The sales of the **Luxury Products Division** grew by +1.4% like-for-like, following second quarter growth of +3.2%. Several brands helped to bolster the sales trend: *Armani Code* perfume and the *Armani Cosmetics* range again proved successful. *Flower Bomb* perfume from *Viktor & Rolf* is one of the top-ranking women's perfumes wherever it is sold. *Kiehl's* is continuing to grow with the success of its *Abyssine* and *Chryste Marine* skincare lines. Growth in *Biotherm* sales was strengthened by the facial skincare lines *Age Fitness* and *Line Peel* and by men's skincare products, with *AquaPower* and the launch of *Age Refirm*.
The sales of *Lancôme* have benefited from the launch of the facial skincare lines *Rénergie Morpholift* and *Resurface Peel* and in make-up from the continuing extraordinary success of *Hypnôse* mascara and *Rouge Absolu* lipstick.

The **Active Cosmetics Department**, number one in dermocosmetic skincare products sold in pharmacies, once again achieved strong growth at +13.1% like-for-like. This growth reflects the success of the launches and range renewals at the start of this year, particularly the anti-wrinkle firmness skincare line *Lift-Activ Pro*, the hair loss treatment *Aminexil SP94* from *Vichy* and the anti-dandruff range *Kérium* from *La Roche-Posay*. *Innéov* has confirmed its success by becoming the European nutricosmetics market leader.

Western Europe returns to growth in second quarter

In Professional Products, consumer spending in hair salons slowed at the start of the year in Western Europe, but our many new product launches and the success of our products enabled an increase in second quarter sales.
There was a return to growth in Consumer Products sales in the second quarter. This recovery reflects the launch of new higher value-added products, particularly in the skincare and make-up segments.
The sales of the Luxury Products Division began to pick up in the second quarter, despite continuing imbalances between sales in boutiques and amounts invoiced by the business units.
Once again, the Active Cosmetics sales trend was favourable.

Strong growth continues in the United States

In **North America**, like-for-like sales growth amounted to +7.2%.
Growth was once again particularly strong in the Consumer Products Division, thanks to the success of *Fructis* from *Garnier* which is continuing its winning ways in the shampoo and styling market, a very good start for the *Men Expert* range from *L'Oréal Paris,* and the successful launches of *Maybelline* foundations and mascaras.
In Professional Products, the Division has continued to make market share gains, thanks in particular to the success of *Color Smart* from *Matrix* and *Platinium* from *L'Oréal Professionnel* and the very rapid growth of *Kérastase* in the upmarket segment.
In the field of luxury products, the main developments were the spectacular sales of the new perfume *Armani Code*, the success of *Flower Bomb* from *Viktor & Rolf* in highly exclusive outlets, and the excellent start made by the new skincare line *Rénergie Microlift* from *Lancôme*.
Lastly, the acquisition of *SkinCeuticals* will support the expansion of the Active Cosmetics Department in the American market.

Rapid growth in new markets

Sales in **Asia** advanced by +9.0% like-for-like, thanks largely to strong growth in China (+24%) and Hong Kong (+19%). Sales in South Korea are still being held back by the crisis in the country's selective distribution channel.
The success of *L'Oréal Paris* in China, *Watershine* lipstick in Japan and *Skin Naturals* from *Garnier* in Thailand are boosting Consumer Products sales. The Luxury Products Division has strengthened its position thanks to *Line Peel* cream from *Biotherm* and *Cleansing oil* from *Shu Uemura*. The excellent scores of *Luxia* colourant from *L'Oréal Professionnel* have bolstered the brand's position in Japan. *Matrix* is continuing to expand in several Asian countries. Finally, Active Cosmetics is growing very strongly thanks to *Effaklar K* from *La Roche-Posay* and *Bi-White* from *Vichy*.

Sales in **Latin America** have increased by +8.3% like-for-like. With a growth rate of +11.5%, sales in Mexico have been boosted by the success of *100% Color* from *Garnier*. Professional Products have taken advantage of the successful launch of *Majirel Absolu* colourant throughout Latin America, and the promising start made by *Matrix* in Brazil. The Active Cosmetics Department has confirmed the strong growth in its sales, thanks largely to the success of the *Liposyne* slimming line from *Vichy* and *Anthélios* sun protection products from *La Roche Posay*.

Like-for-like sales in **Eastern Europe** have grown very strongly at +26.1%. Sales in the Russian Federation have advanced by +39%, and sales in the Czech Republic by +22%. The *Garnier* brand has confirmed its rapid growth with the success of *Color Naturals* colourant and the *Skin Naturals* facial skincare and bodycare lines. The launch of *Elsève Anti-dandruff* shampoo and the *Happyderm* skincare line from *L'Oréal Dermo Expertise* have contributed to the good scores of the *L'Oréal Paris* brand.

In the **Other countries**, like-for-like sales have increased rapidly by +13.3%. The excellent growth rate of +49% in India reflects the success of the *Garnier Skin Natural* facial skincare lines, *Color Natural* colourant and *Fructis* shampoos.

Contacts at L'ORÉAL

Shareholders
and Market Authorities
Mr Jean-Régis CAROF
☎ : +33.1.47.56.83.02
http://www.loreal-finance.com

Analysts and
Institutional Investors
Mrs Caroline MILLOT
☎ : +33.1.47.56.86.82
Fax : 01.47.56.80.02

Journalists
Mr Mike RUMSBY
☎ : +33.1.47.56.76.71
http://www.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your PDA, at loreal-finance.com *mobile edition*; alternatively, call +33.1.40.14.80.50.